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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford (City) CT (State) 06103-2627 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella (860) 299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jung W. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public Jennifer L. Cavaliere
My commission expires: May 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Accountants

To the Board of Directors of Conning Investment Products, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Conning Investment Products, Inc. (the "Company") for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 25, 2011 and in the amount of $3,765 compared to check number 71354. Payment in the amount of $1,936 compared to check number 72154 dated February 24, 2012, obtained from Terry Bonini, Assistant Vice President. Noted no differences.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $2,280,378 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Noted no adjustments reported on Page 2, item 2b and 2c of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,280,378 and $5,701, respectively, of the Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012



To the Board of Directors of Conning Investment Products, Inc.:

In planning and performing our audit of the financial statements of Conning Investment Products, Inc. (the "Company") as of and for the year ended December 31,2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2012

Conning Investment Products, Inc.

Financial Statements and Supplementary Schedules pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2011 and 2010 for the years then ended


pwc



Report of Independent Auditors

To the Board of Directors of Conning Investment Products, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Conning Investment Products, Inc. (the "Company") at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

CONNING INVESTMENT PRODUCTS, INC.
BALANCE SHEETS
AT DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Cash and cash equivalents	$ 1,887,001	$ 4,054,385
Accounts receivable	800,576	916,067
Deferred income taxes	-	8,200
Other assets	99	99
Total assets	$ 2,687,676	$ 4,978,751
LIABILITIES AND SHAREHOLDER'S EQUITY		
Due to affiliates	$ 660,452	$ 476,149
Income taxes payable	615,476	324,357
Other liabilities and accrued expenses	50,215	30,167
Deferred income taxes	10,615	-
Total liabilities	1,336,758	830,673
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	1,012,151	5,012,151
Accumulated earnings (deficit)	338,757	(864,083)
Total shareholder's equity	1,350,918	4,148,078
Total liabilities and shareholder's equity	$ 2,687,676	$ 4,978,751

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
BALANCE SHEETS
AT DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 1,887,001	$ 4,054,385
Accounts receivable	800,576	916,067
Deferred income taxes	-	8,200
Other assets	99	99
Total assets	$ 2,687,676	$ 4,978,751
LIABILITIES AND SHAREHOLDER'S EQUITY		
Due to affiliates	$ 660,452	$ 476,149
Income taxes payable	615,476	324,357
Other liabilities and accrued expenses	50,215	30,167
Deferred income taxes	10,615	-
Total liabilities	1,336,758	830,673
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	1,012,151	5,012,151
Accumulated earnings (deficit)	338,757	(864,083)
Total shareholder's equity	1,350,918	4,148,078
Total liabilities and shareholder's equity	$ 2,687,676	$ 4,978,751

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Sales and marketing fees	$ 2,214,441	$ 1,720,607
Interest income and other revenue	65,937	27,684
Total revenues	2,280,378	1,748,291
EXPENSES		
Professional fees	355,990	406,196
Marketing and production	10,015	10,050
Occupancy and equipment	-	8,557
Other operating expense	31,301	23,572
Total expenses	397,306	448,375
Income before income taxes	1,883,072	1,299,916
Provision for income taxes	680,232	628,437
Net income	$ 1,202,840	$ 671,479

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid in Capital	Accumulated (Deficit) Earnings	Total Shareholder's Equity
Balance, December 31, 2009	$ 10	$ 4,935,049	$ (1,535,562)	$ 3,399,497
Tax effect on the ADR adjustment related to sale of investment advisory business	-	77,102	-	77,102
Net income	-	-	671,479	671,479
Balance, December 31, 2010	$ 10	$ 5,012,151	$ (864,083)	$ 4,148,078
Return of capital to Parent (Note 8)	-	(4,000,000)	-	(4,000,000)
Net income	-	-	1,202,840	1,202,840
Balance, December 31, 2011	$ 10	$ 1,012,151	$ 338,757	$ 1,350,918

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 1,202,840	$ 671,479
Adjustments to reconcile net income to net cash provided by operations:		
Deferred income taxes	18,815	243,891
Changes in assets and liabilities:		
Accounts receivable	115,491	1,668,209
Due to affiliates	184,303	(59,124)
Income tax payable	291,119	(621,421)
Other liabilities and accrued expenses	20,048	(300,846)
Net cash provided by operating activities	1,832,616	1,602,188
Cash flows from financing activities:		
Return of capital to the Parent	(4,000,000)	-
Net cash used by financing activities	(4,000,000)	-
Net (decrease) increase in cash and cash equivalents	(2,167,384)	1,602,188
Cash and cash equivalents, beginning of the year	4,054,385	2,452,197
Cash and cash equivalents, end of the year	$ 1,887,001	$ 4,054,385
Supplemental disclosures:		
Income tax payments	$ 370,297	$ 1,083,069
Income tax refunds	$ -	$ -
Items not affecting cash:		
Adjustment related to ADR tax adjustment on the sale of investment advisory business	$ -	$ 77,102

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings, Corp. ("CHC").

CHC was formed by Aquiline Capital Partners, LLC ("ACP") in June 2009 to acquire the Parent as well as other affiliates of the Company. On October 9, 2009, CHC acquired 100% of the outstanding common stock of the Parent from its former owner, Swiss Re America Holding Corp.("SRAH"), as well as 100% of the outstanding stock of the Company's affiliates, Conning Asset Management (Europe) Ltd ("CAMEL") from Swiss Re ("SRZ"), and Conning Asset Management Ltd ("CAML") from Swiss Re GB Plc. The Company requested regulatory approval from FINRA for the indirect change in the ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on July 30, 2009.

On October 12, 2009, the Company changed its name from Conning Research & Consulting, Inc. to Conning Investment Products, Inc. pursuant to the filing of a Certificate of Amendment of Certificate of Incorporation with the Office of the Delaware Secretary of State.

On October 13, 2009, the Company sold its investment advisory business to Conning, Inc. ("CINC"), which is a wholly-owned subsidiary of the Parent. The investment advisory business publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company sold the assets and liabilities to CINC at net book value. In accordance with ASC 805, Business Combinations, transfers between entities under common control should be completed based on the carrying value (book value), thereby resulting in no recognition of gain or loss upon the sale. However, the fair value of those assets and liabilities sold were estimated to be approximately $3,000,000. Accordingly, for December 31, 2009 the Company recorded a current tax liability with a corresponding reduction in additional paid in capital of $1,008,798 in accordance with ASC 740-20-45-11(g), Income Taxes. For December 31, 2010, the Company revised the amount of gain due to the adjustment of a deferred tax item and recorded a current tax asset with a corresponding increase in additional paid in capital of $77,102.

The assets and liabilities transferred to CINC as part of the sale are as follows:

Assets		2009
Deferred income taxes	$	456,685
Receivable from SRAH		145,067
Prepaid expenses		3,363
Total assets	$	605,115
Liabilities		
Compensation and related benefits	$	781,870
Deferred revenue		763,451
Sales tax payable		256
Total liabilities	$	1,545,577
Net cash transferred	$	940,462

The associated deferred taxes related to the investment advisory business of $456,685 were transferred to CINC on October 13, 2009. At December 31, 2009, the Company recorded an adjustment to the deferred tax asset transferred of $144,974, reducing the total amount that should have been transferred to $311,711. This adjustment increased net assets and liabilities transferred to $1,085,436. The difference of $144,974 was included in due to affiliates at December 31, 2009 and was paid in 2010. For December 31, 2010, this difference was revised to $67,872 due to an adjustment related to a deferred tax item amounting to $77,102 which was included in due from affiliates and was received in 2011.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below. Certain prior amounts have been reclassified to conform with current year presentation. These reclassifications have no impact on equity or net income in the prior year.

Accounting Standards Codification – The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification (Codification" or "ASC") as the single source of authoritative accounting guidance effective for financial reporting in 2009. Therefore, the Company has used the Codification section or description when referring to GAAP.

Revenue Recognition – Sales and marketing fees are recognized as earned.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit. The FDIC temporarily raised the insurance limit from $100,000 to $250,000 between October 2008 and December 31, 2013, after which it will return to $100,000. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2011 and 2010, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CHC. Under a tax allocation agreement, the separate return basis is utilized whereby each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company uses Accounting for Uncertainty in Income Taxes (ASC 740). ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

Prepaid Expenses and Other Assets – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company has an interest in two Variable Interest Entities, Clean Energy Partners, L.L.C. and Post 2012 Carbon Credit Fund (Delaware) LP, which are not consolidated because the Company is not considered to be the primary beneficiary.

Clean Energy Partners, L.L.C. (the "GP"), a Cayman Islands limited liability company, is the general partner for the European Clean Energy Fund, L.P. (the "ECEF"). The Company owns 25% and the other unaffiliated shareholder owns 75% of the GP. The Company continues to receive management fees for its role as a 25% shareholder of the GP. The Company also previously received placement fees through 2010 for placing investors with ECEF, and carbon advisory services fees through 2009 for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has no future capital commitments to the GP. The Company accounts for the interest in the GP using the equity method of accounting. As of December 31, 2011 and 2010, the Company's carrying value in this interest is $0. The purpose of the Company's participation in the GP is to generate sales and marketing fees for the Company. Total management fees recognized by the Company for the years ended December 31, 2011 and 2010 were $1,434,445 and $1,718,002, respectively, and are reported as a component of sales and marketing fees.

Post 2012 Carbon Credit Fund (Delaware) LP (the "Delaware LP"), a Delaware limited partnership, is the general partner for Post 2012 Carbon Credit Fund CV, a limited partnership established under the laws of the Netherlands. The Company paid $99, in the first quarter of 2008, to own 99% of the Delaware LP. The Company's Parent owns the other 1% of the Delaware LP. Despite the fact that the Company and the Company's parent collectively own 100% of the Delaware LP, the Company does not control it, as the partnership agreement states that management of the Delaware LP is under the direction of a third party general partner, Post 2012 Carbon Credit Fund (Ireland) Limited. In addition, neither the Company nor its affiliates have voting rights or decision making authority. The Company receives no other fees as a result of its involvement with the Delaware LP, has not committed capital other than the $99 paid to the Delaware LP in 2008. The Company accounts for the Delaware LP using the equity method, however, no net income has been recorded since inception in 2008 since the Delaware LP's annual accumulated net income is less than $1,000. The Company's exposure to loss is limited to its $99 investment.

NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the years ended December 31, 2011 and 2010 were $800,576 and $916,067, respectively. The balance at December 31, 2011 represents placement fees due to the Company as a result of placing investors in the Aquiline Financial Services Fund II L.P. and annual performance fees from Securis Fund I ("Securis"). The balance at December 31, 2010 represents annual performance fees from Securis. Based on management's assessment that all outstanding amounts are fully

collectible, no allowance for doubtful accounts was recorded at December 31, 2011 and 2010, respectively.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current income tax provision:		
Federal	$ 644,026	$ 444,201
State	17,391	17,447
Deferred income tax provision:		
Federal	19,781	156,840
State	(966)	9,949
Total income tax provision	$ 680,232	$ 628,437

At December 31, 2011 and 2010, the effective tax rate of 36.12% and 48.34% was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (0.65% and 1.73%), (ii) non-deductible expenses (0.48% and -0.79%) and (iii) adjustments related to federal net operating losses and other temporary differences (-0.01% and 12.40%). For 2010, this adjustment primarily relates to the true-up of net operating losses, which were based on the 2009 filed tax return of SRAH.

The Components of the net deferred tax assets as of December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred tax assets:		
Other accrued expenses	$ 17,502	$ 10,526
State net operating losses	21,727	20,785
Federal net operating losses	-	-
Gross deferred tax assets	$ 39,229	$ 31,311
Valuation allowance	-	-
Gross deferred tax assets	$ 39,229	$ 31,311
Deferred tax liabilities:		
Partnerships	$ (49,844)	$ (23,111)
Gross deferred tax liabilities	$ (49,844)	$ (23,111)
Net deferred tax (liabilities) assets	$ (10,615)	$ 8,200

The Company has available state net operating losses of approximately $445,689 and $426,370 as of December 31, 2011 and 2010, respectively. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Net operating losses will expire by 2029. Although realization is not assured, management believes it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2011, the total amount of unrecognized tax benefits, including interest and penalties, was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The Internal Revenue Service completed the examination of the 2005-2008 audit cycle in 2011 and the 2009-2010 audit cycle is currently under exam. For state tax purposes, the 2007-2010 tax years remain open for audit.

The Company does not anticipate any adjustments that will result in a material adverse effect on the Company's balance sheets, statement of operations, shareholder's equity, and cash flows. Therefore, no reserves for uncertain tax provisions are included in other liabilities.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Parent provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2011 and 2010 were $310,000 and $356,875, respectively, and are reflected in the Company's statement of operations.

The Company's operating expenses of $87,306 and $91,500 for the years ended December 31, 2011 and 2010, respectively, are funded by CINC. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company provides placement services to ACP and Aquiline Financial Services Fund II L.P. under a placement agreement dated March 30, 2010. The Company identified two investors in 2011 who committed to the fund and the Company earned a 1% placement fee for its services. No services were provided under the agreement prior to 2011. Total placement fees recognized by the Company for the years ended December 31, 2011 and December 31, 2010 were $779,996 and $0 respectively and are reported as a component of sales and marketing fees. The Company received 50% of these placement fees in 2011 and the remaining 50% is due in 2012.

CAML and CAMEL provided placement services to the Company by soliciting European investors to commit capital to ECEF and Securis. Fees that the Company receives from Clean Energy Partners, L.L.C. (the "GP" of ECEF) and Securis, that are associated with placements made by CAML or CAMEL are paid directly to CAML and CAMEL by the Company and are not recognized as income by the Company. In December 2011 and 2010, the Company advanced $0 and $500,000, respectively, to CAML related to

performance fees from Securis, creating a $0 and $500,000 receivable from CAML for the years ended December 31, 2011 and 2010, respectively. This receivable was offset by a $410,578 and $916,067 payable to CAML for monthly rebates and performance fees from Securis for the years ended December 31, 2011 and 2010, respectively. Total fees paid to CAML and CAMEL in 2011 and 2010 were $954,128 and $1,689,167, respectively.

The Company also used the placement services of an unaffiliated Canadian entity to solicit Canadian investors to commit capital to the ECEF. The Company pays this unaffiliated entity 75% of placement fees received from the GP for placements made by them. Total fees paid to this entity for the year ended December 31, 2011 and 2010 were $0 and $178,828, respectively. The Company is no longer required to pay the Canadian entity as of December 31, 2010.

The Company used Swiss Re Capital Markets Limited ("SRCML") to facilitate the introduction of ECEF investors in Canada. The Company paid SRCML 25% of placement fees received from the GP for SRCML related services. Total fees paid to SRCML for the years ended December 31, 2011 and 2010 were $0 and $107,762, respectively.

Due to affiliates is comprised of the following:

	2011	2010
Due to CINC	$ 249,874	$ 60,082
Due to CAML	410,578	416,067
Total due to affiliates	$ 660,452	$ 476,149

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

	2011	2010
Audit fee payable	$ 50,000	$ 30,000
Sales tax payable	215	167
Total other liabilities and accrued expenses	$ 50,215	$ 30,167

NOTE 8 – RETURN OF CAPITAL TO PARENT

On December 15, 2011, the Company's Board of Directors approved, and the Company completed, a $4,000,000 return of capital to the Parent following notification to FINRA on December 15, 2011 under Rule 15c3-1(e)(1)(i) or 15c3-1(e)(1)(ii).

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $89,117 at December 31, 2011. At December 31, 2011 the Company had net capital, as defined, of $512,503 which was $423,386 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 2.61 to 1. Net capital may fluctuate on a daily basis.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

NOTE 10 – SUBSEQUENT EVENTS

In May 2009, the FASB amended Subsequent Events - ASC 855. ASC 855, as amended, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The standard also includes new required disclosure of the date through which an entity has evaluated subsequent events.

As of February 24, 2012, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2011, which require recognition or disclosure in the financial statements.

SCHEDULE I

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

Total shareholder's equity		$ 1,350,918
Less non-allowable assets:		
Account Receivable	$ 800,576	
Prepaid expenses and other assets	99	800,675
Tentative Net Capital		550,243
Haircuts on Allowable Assets		37,740
Net capital		$ 512,503
Total aggregate indebtedness		$ 1,336,758
Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater)	$ 89,117	
Net capital in excess of requirements	423,386	
Net capital		$ 512,503
Ratio of aggregate indebtedness to net capital		2.61 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2011.

SCHEDULE II

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).